United States securities and exchange commission logo





                              May 14, 2021

       Martin Waters
       Chief Executive Officer
       Victoria's Secret & Co.
       4 Limited Parkway East
       Reynoldsburg, Ohio 43068

                                                        Re: Victoria's Secret &
Co.
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted April 16,
2021
                                                            CIK No. 0001856437

       Dear Mr. Waters:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12B submitted April 16, 2021

       Exhibit 99.1 Information Statement
       Note Regarding the Use of Certain Terms, page ii

   1. Your statements that the industry and market data included in your information statement
                                                        "could prove to be
inaccurate," "could be wrong . . . because information cannot always be verified," and you "do
not know all of the assumptions . . . that were used in preparing the forecasts from the
sources relied upon or cited herein" may imply an inappropriate disclaimer of
responsibility with respect to third-party information included in your information statement.
Please either delete these statements or specifically state that you are liable for such
information. As a related matter, your disclosure here provides that some of the third-party
publications, studies and reports contained in this information
 Martin Waters
FirstName   LastNameMartin  Waters
Victoria's Secret & Co.
Comapany
May         NameVictoria's Secret & Co.
     14, 2021
May 14,
Page 2 2021 Page 2
FirstName LastName
         statement "were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally." Given VS's business operations and financial performance for 2020 have been materially impacted by the
         COVID-19 pandemic, please indicate what third-party estimates provided do not include the impact of the COVID-19 pandemic, and tell us why you believe such estimates would be useful to investors in making an investment decision about your business.
Overview, page 1

2. We note references in this section as well as in your Business section that allude to VS being profitable or improving its profitability. We also note that for fiscal years 2019 and 2020 VS reported net losses. Further, we note that the company's net sales decreased substantially in fiscal year 2020 and that the company's gross profit has decreased substantially in fiscal years 2020 and 2019. Please revise this section to balance your discussion with the company's recent net losses in fiscal years 2019 and 2020, the company's decreased net sales in fiscal year 2020, and the company's decreased gross profit in fiscal years 2019 and 2020. Please also discuss the debt that you intend to incur in connection with the separation in this section.
Summary
Our Competitive Strengths
Global Scale at Retail, page 2

3. We note you disclose that VS's "recent and decisive actions to evolve [y]our positioning and promote inclusivity and diversity have allowed [you] to attract new customers while also deepening [y]our connection with existing ones" and that VS had 25 million active customers as of January 2021. Please define the term active customers, and provide information on how many active customers you had in previous years for comparison.
Risk Factors, page 17

4. We note that VS has experienced net losses. Please add risk factor disclosure to address this, if true, for the most recent two fiscal years.
Risks Relating to Our Common Stock
Our amended and restated bylaws will designate Delaware..., page 37

5. We note that the exclusive forum provision in your amended and restated bylaws will designate the state courts of the State of Delaware (or, if no state court located within the
         State of Delaware has jurisdiction, the federal court for the District of Delaware) as the exclusive forum for certain litigation, including "any derivative action or proceeding."
         Please disclose whether the provision will apply to actions arising under the Securities Act or Exchange Act. If it does, state that there is uncertainty as to whether a court would enforce such provision. If the provision will apply to actions arising under the Securities
         Act, please also state that investors cannot waive compliance with the federal securities
 Martin Waters
FirstName   LastNameMartin  Waters
Victoria's Secret & Co.
Comapany
May         NameVictoria's Secret & Co.
     14, 2021
May 14,
Page 3 2021 Page 3
FirstName LastName
         laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision will not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your amended and restated bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Conditions to the Distribution, page 45

6. We note that L Brands, Inc., in its sole discretion, can waive certain conditions to the spin-
         off, including that (i) all actions and filings necessary under federal or state securities laws related to the transaction shall have been taken; (ii) the acceptance of VS's common stock for listing on the NYSE; (iii) a legal opinion has been received providing that, for U.S.
         federal income tax purposes, the distribution and restructuring will qualify as a generally tax free distribution and reorganization for U.S. federal income tax purposes or non-U.S.
         tax purposes; and (iv) any necessary government approvals have been obtained. Please update your disclosure to discuss the potential consequences to stockholders if L Brands,
         Inc. waives such conditions and proceeds with the spin-off.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Impacts of COVID-19, page 61

7. Please include a specific discussion of the costs VS incurred and any other negative impacts on the company as a result of the COVID-19 pandemic. In addition, please quantify the reduced capital expenditures, suspended store and office rent payments and other factors you implemented in 2020 as a result of COVID-19, and clarify to what extent the measures are ongoing. Further, we note your disclosure elsewhere in your filing that VS's direct/digital channel sales increased by 31% in fiscal 2020. Please revise your disclosure to indicate the extent to which you believe the pandemic was responsible for the increase in your direct/digital channel sales, and include a discussion of whether you expect the growth in your direct/digital channel sales to continue after the pandemic subsides. Refer to CF Disclosure Guidance Topics No. 9 and 9A.
Key Factors Affecting Our Business, page 62

8. Please provide context for the profit improvement plan by discussing and quantifying, to the extent you are able, the costs associated with the separation. Results of Operations
Results of Operations-2020 Compared to 2019, page 68

9. We note that you use the change in VS's comparable sales to provide an indication of period over period growth. We also note your disclosure on pages 58 and 68
 Martin Waters
Victoria's Secret & Co.
May 14, 2021
Page 4
         that, "Stores are excluded from the comparable sales calculation if they have been closed for four consecutive days or more," and thus, "comparable sales results for 2020 exclude stores that were closed for four consecutive days or more as a result of the COVID-19 pandemic." Given your disclosure elsewhere provides that all your stores in the U.S. were closed on March 17, 2020 and most remained closed until the beginning of your third quarter, it appears that at least all of your U.S. stores would be excluded from this calculation as they appear to have been closed for greater than four consecutive days in
         2020. Please revise your disclosure to clarify as much. To the extent that all of your U.S.
         stores are excluded from this calculation, please explain the significance of this metric for the periods presented.
10. Reference is made to your discussion of changes in net sales for fiscal 2020 as compared to fiscal 2019. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. Please also revise to define the terms conversion and average unit retail, as we note that they are both used in several places in your prospectus.
Business, page 79

11. In an appropriate place in your Business section, please discuss the material effects that compliance with government regulations may have on your business, as required by Item
         101(c)(2)(i) of Regulation S-K.
Our Brands
PINK, page 82

12. Your disclosure here indicates that you offer swimwear products under your PINK brand.
         Yet, your disclosure on page 70 indicates that you exited the swim business under the PINK brand. Please revise for consistency or advise.
Franchise, License and Wholesale Arrangements, page 85

13. Please discuss the material terms of your franchise, license, wholesale and joint venture arrangements. Describe what obligations you have to your partners under these arrangements, the amount of control you have over day-to-day operations of the franchisees, the duration of the arrangements, and any other material terms including how royalties and franchise fees are assessed.
Exhibits
FirstName LastNameMartin Waters
14. To the extent material, please file any agreements related to your joint venture partnership
Comapany
       withNameVictoria's
            Next PLC, ABLSecret    & Co.
                             Facility, and Secured Foreign Facilities as
exhibits to the
May 14,registration
         2021 Pagestatement.
                    4          Refer to Item 601(b)(10) of Regulation S-K.
FirstName LastName
 Martin Waters
FirstName   LastNameMartin  Waters
Victoria's Secret & Co.
Comapany
May         NameVictoria's Secret & Co.
     14, 2021
May 14,
Page 5 2021 Page 5
FirstName LastName
      Please contact Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-
3797 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Deanna L. Kirkpatrick